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Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD.
Annual Meeting of Shareholders
May 7, 2013

REPORT OF VOTING RESULTS
in accordance with section 11.3 of National Instrument 51-102
Continuous Disclosure Obligations.

The following matters were voted upon at the Annual Meeting of Shareholders of Progressive Waste Solutions Ltd. (the "Company") held on May 7, 2013. Each of the matters is described in greater detail in the Notice of the Annual Meeting of Shareholders and Management Proxy Circular made available to shareholders.

1.     Appointment of Auditors

  Deloitte LLP, Independent Registered Chartered Accountants, were appointed as auditors of the Company.

Votes For	% Votes For	Votes Withheld	% Votes Withheld

85,385,566	99.84%	139,139	0.16%

2.     Election of Directors

  Each of the (6) nominees listed in the Management Proxy Circular were elected as directors of the Company.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld

John T. Dillon	81,003,516	98.57%	1,174,940	1.43%

James J. Forese	81,005,125	98.57%	1,173,331	1.43%

Jeffrey L. Keefer	81,006,344	98.57%	1,172,112	1.43%

Douglas W. Knight	81,006,323	98.57%	1,172,133	1.43%

Daniel R. Milliard	70,400,404	85.67%	11,778,052	14.33%

Joseph D. Quarin	81,973,717	99.75%	204,739	0.25%

3.     Advisory Resolution on Executive Compensation (Say on Pay)

Votes For	% Votes For	Votes Against	% Votes Against

81,090,210	98.68%	1,088,245	1.32%

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  Exhibit 99.1
PROGRESSIVE WASTE SOLUTIONS LTD. Annual Meeting of Shareholders May 7, 2013
REPORT OF VOTING RESULTS in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations.